SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

July 21, 2010

Re:          Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 16, 2010
(File No. 001-13758)

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing in response to your letter, dated July 15, 2010 (the “Comment Letter”), containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2009, filed with the Commission on April 16, 2010 (File No. 001-13758).

The Company is preparing a response to the Comment Letter and respectfully requests an extension to respond to the Staff’s comments by Tuesday, August 10, 2010 to allow more time to gather the necessary information.

We very much appreciate the Staff’s understanding and patience in this regard.  Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Inessa Kessman
Luis Pacheco de Melo